Exhibit 99.3

MAGNA INTERNATIONAL INC.

and

BNY TRUST COMPANY OF CANADA

as Trustee

Second Supplemental Indenture
dated as of March 10, 2023

to

Indenture
dated as of December 11, 2015

$350,000,000

4.95% Senior Notes due 2031

SECOND SUPPLEMENTAL INDENTURE, dated as of March 10, 2023 (this “Supplemental Indenture”), between MAGNA INTERNATIONAL INC., a corporation duly organized and existing under the laws of the Province of Ontario (the “Company”), and BNY TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Ontario, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture, dated as of December 11, 2015, as amended and supplemented from time to time (the “Indenture”), providing for the issuance from time to time of notes of the Company in one or more series (the “Notes”);

WHEREAS, Section 3.01 of the Indenture provides that various matters with respect to any series of Notes issued under the Indenture may be established in an indenture supplemental to the Indenture;

WHEREAS, Section 11.01(h) of the Indenture provides for the Company and the Trustee to enter into an indenture supplemental to the Indenture to establish the form or terms of Notes of any series as contemplated by Section 3.01 of the Indenture;

WHEREAS, the Company desires to issue $350,000,000 aggregate principal amount of 4.95% Senior Notes due January 31, 2031 (the “Offered Notes”); and

WHEREAS, all the conditions and requirements necessary to make this Supplemental Indenture, when duly executed and delivered, a valid and legally binding agreement in accordance with its terms and for the purposes herein expressed, have been performed and fulfilled.

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the series of Notes provided for herein by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the series of Notes provided for herein, as follows:

Article I
RELATION TO INDENTURE; DEFINITIONS

SECTION 1.01                 Relation To Indenture.

This Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02                 Rules of Interpretation; Definitions.

The first paragraph of Section 1.01 of the Indenture is fully incorporated by reference into this Supplemental Indenture. For all purposes of this Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires, all words, terms or phrases used but not defined herein shall have the respective meanings assigned to them in the Indenture.

“Authorized Officers” has the meaning specified in Section 5.03 of this Supplemental Indenture.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in the city of Toronto.

“Canada Yield Price” means in respect of any redemption of the Offered Notes, a price calculated to provide a yield to the Par Call Date, compounded semi-annually and calculated in accordance with generally accepted financial practice, equal to the Government of Canada Yield on the third Business Day prior to the Redemption Date of such Offered Notes, plus 40 basis points.

“Change of Control” means the occurrence of any of the following after the date of issuance of the Offered Notes:

(1)       the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets and the assets of the Company’s Subsidiaries, taken as a whole, to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of the Company’s Subsidiaries;

(2)       the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than the Company or one of the Company’s Subsidiaries) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of the Company’s Voting Stock representing a majority of the voting power of the Company’s outstanding Voting Stock;

(3)       the Company consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates with, or merges or amalgamates with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing a majority of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

(4)       the adoption by the Company’s shareholders of a plan relating to the Company’s liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (2) above if (1) the Company becomes a direct or indirect wholly-owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no person (as that term is used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

2

“Change of Control Triggering Event” means the Offered Notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the Trigger Period (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). However, a Change of Control Triggering Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Change of Control Triggering Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at the Company’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Change in Control Triggering Event). If a Rating Agency is not providing a rating for such Offered Notes at the commencement of any Trigger Period, the Offered Notes will be deemed to have ceased to be rated Investment Grade by such Rating Agency during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Consolidated Current Liabilities” means the aggregate of the current liabilities of the Company and its Restricted Subsidiaries (excluding liabilities of Unrestricted Subsidiaries and excluding billings on uncompleted contracts in excess of related costs and profits) appearing on the most recent available consolidated balance sheet of the Company and its Restricted Subsidiaries, all in accordance with generally accepted accounting principles; provided, however, that in no event shall Consolidated Current Liabilities include any obligation of the Company and its Restricted Subsidiaries issued under a revolving credit or similar agreement if the obligation issued under such agreement matures by its terms within 12 months from the date thereof but by the terms of such agreement such obligation may be renewed or extended or the amount thereof reborrowed or refunded at the option of the Company or any Restricted Subsidiary for a term in excess of 12 months from the date of determination.

“Consolidated Net Tangible Assets” means Consolidated Tangible Assets after deduction of Consolidated Current Liabilities.

“Consolidated Shareholders’ Equity” means at any date the shareholders’ equity of the Company and its Consolidated Subsidiaries determined on a consolidated basis as of such date in accordance with generally accepted accounting principles; provided that, for purposes hereof, the consolidated shareholders’ equity of the Company and its Consolidated Subsidiaries shall be calculated without giving effect to (i) the application of ASC 715-Compensation-Retirement Benefits or (ii) the cumulative foreign currency translation adjustment.

“Consolidated Subsidiary” means, as to any Person, each subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which shall be (or should have been) consolidated with the financial statements of such Person in accordance with generally accepted accounting principles.

3

“Consolidated Tangible Assets” means the aggregate of all assets of the Company and its Restricted Subsidiaries (including the value of all existing Sale and Leaseback Transactions and any assets resulting from the capitalization of other long-term lease obligations in accordance with generally accepted accounting principles but excluding the value of assets or investments in any Unrestricted Subsidiary or any non-majority-owned Subsidiary) appearing on the most recent available consolidated balance sheet of the Company and its Restricted Subsidiaries at their net book values, after deducting related depreciation, amortization and other valuation reserves and excluding patent and trademark rights, good will, unamortized discounts and expenses and any other intangible items, all in accordance with generally accepted accounting principles.

“Electronic Means” shall mean the following communications methods: e-mail, facsimile transmission, secure electronic transmission (i.e., a “pdf” or “tif”) containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system (including the CDSX System or such similar system used by a global depository) specified by the Trustee as available for use in connection with its services hereunder.

“End Date” has the meaning specified in Section 4.04 of this Supplemental Indenture.

“Equity Purchase Agreement” means the equity purchase agreement between the Company and SSW Partners made as of December 19, 2022, as may be amended from time to time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executed Documentation” has the meaning specified in Section 5.03 of this Supplemental Indenture.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date, as determined by the arithmetic average (rounded to three decimal places) of the yield quotes at 10:00 a.m. (Toronto time) by any two investment dealers in Canada acceptable to the Company, assuming semi-annual compounding, and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bonds would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date, with a term to maturity that most closely approximates the remaining term to the Par Call Date of such Offered Notes to be redeemed.

“Instructions” has the meaning specified in Section 5.03 of this Supplemental Indenture.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by the Company under the circumstances permitting the Company to select a replacement rating agency and in the manner for selecting a replacement rating agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

4

“OFAC” means the Office of Foreign Assets Control of the US Department of the Treasury.

“Par Call Date” means October 31, 2030 (three months prior to the maturity date of the notes).

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or other entity or government or any agency or political subdivision thereof.

“Principal Property” means any manufacturing plant, warehouse, office building or parcel of real property located in Canada, the United States, its territories and possessions, Puerto Rico or Mexico (including fixtures and manufacturing machinery and equipment but excluding leases and other contract rights which might otherwise be deemed real property) owned by the Company or any Restricted Subsidiary, whether owned on the date of this Supplemental Indenture or thereafter, other than such plant, warehouse, office building or parcel of real property or portion thereof (including fixtures and manufacturing machinery and equipment) which, in the opinion of the Board of Directors (evidenced by a certified Board Resolution thereof delivered to the Trustee), is not of material importance to the business conducted by the Company and its Restricted Subsidiaries taken as a whole.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to provide rating services to issuers or investors, the Company may appoint another “nationally recognized statistical rating organization” as defined under Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency; provided that the Company shall give notice of such appointment to the Trustee.

“Restricted Subsidiary” means (a) any Subsidiary other than an Unrestricted Subsidiary and (b) any Subsidiary which is an Unrestricted Subsidiary but which is designated by the Board of Directors pursuant to a Board Resolution to be a Restricted Subsidiary; provided however, that the Board of Directors may not designate any Subsidiary to be a Restricted Subsidiary if the Company would thereby breach any covenant or agreement contained in the Indenture (on the assumptions that any outstanding Secured Debt of such Subsidiary was incurred at the time of such designation and that any Sale and Leaseback Transaction to which such Subsidiary is then a party was entered into at the time of such designation).

“Sale and Leaseback Transaction” has the meaning specified in Section 3.02 of this Supplemental Indenture.

“Sanctions” has the meaning specified in Section 5.04 of this Supplemental Indenture.

“Secured Debt” means indebtedness for money borrowed that is secured by a Security Interest in (a) any Principal Property or (b) any shares of capital stock or other equity interests or indebtedness (held as an asset) of any Restricted Subsidiary.

“Security Interest” shall mean any mortgage, pledge, lien, encumbrance, conditional sale, title retention agreement or other security interest.

5

“S&P” means S&P Global Ratings Services, a business unit of Standard & Poor’s Financial Services, LLC, and its successors.

“Special Mandatory Redemption” has the meaning specified in Section 4.04 of this Supplemental Indenture.

“Special Mandatory Redemption Date” has the meaning specified in Section 4.04 of this Supplemental Indenture.

“Special Mandatory Redemption Event” has the meaning specified in Section 4.04 of this Supplemental Indenture.

“Special Mandatory Redemption Price” has the meaning specified in Section 4.04 of this Supplemental Indenture.

“Trigger Period” means the period commencing 60 days prior to the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control.

“Unrestricted Subsidiary” means (a) any Subsidiary acquired or organized after the date hereof, provided, however, that such Subsidiary shall not be a successor, directly or indirectly, to any Restricted Subsidiary (whether by merger, consolidation or amalgamation of such Restricted Subsidiary with, or transfer of all or substantially all assets of such Restricted Subsidiary to, such Subsidiary or otherwise); (b) any Subsidiary whose principal business or assets are located outside Canada, the United States, its territories and possessions, Puerto Rico or Mexico; (c) any Subsidiary the principal business of which consists of financing or assisting in financing of customer construction projects or the acquisition or disposition of products of dealers, distributors or other customers; (d) any Subsidiary whose principal business is the ownership, leasing, purchasing, selling or development of real property; or (e) any Subsidiary substantially all the assets of which consist of stock or other securities of a Subsidiary or Subsidiaries of a character described in clauses (a) through (d) of this paragraph, unless and until any such Subsidiary shall have been designated to be a Restricted Subsidiary pursuant to clause (b) of the definition of “Restricted Subsidiary.”

“value” means, as at any particular time with respect to a Sale and Leaseback Transaction, an amount equal to the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). For purposes of the foregoing, “net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

“Veoneer Acquisition” means the acquisition by the Company of the Veoneer Active Safety business from SSW Partners pursuant to the Equity Purchase Agreement.

6

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Article II
THE SERIES OF OFFERED NOTES

SECTION 2.01                 Title of the Offered Notes.

There is hereby created under the Indenture a series of Notes designated the “4.95% Senior Notes due 2031.”

SECTION 2.02                 Limitations on Aggregate Principal Amount.

The aggregate principal amount of the Offered Notes shall be initially limited to $350,000,000; provided that the Company may, without the consent of the Holders of Outstanding Notes, increase the principal amount of the Notes Outstanding by issuing additional Notes (“Additional Notes”) in the future on the same terms and conditions (including, without limitation, the right to receive accrued and unpaid interest), except for differences in the issue price and issue date of the Additional Notes, and with the same CUSIP number as the Offered Notes then Outstanding; provided that if the Additional Notes are not fungible with the Outstanding Notes for income tax purposes, the Additional Notes shall have a separate CUSIP number. No Additional Notes may be issued if an Event of Default has occurred and is continuing with respect to the Offered Notes. Any Additional Notes shall rank equally and ratably with the Offered Notes then Outstanding and shall be treated as a single series for all purposes hereunder and under the Indenture. From and after the issue date of any Additional Notes, any reference herein to “Offered Notes” shall include such Additional Notes.

Except with respect to Additional Notes as provided in this Section 2.02, the Company shall not execute and the Trustee shall not authenticate or deliver Offered Notes in excess of such aggregate principal amount.

Nothing contained in this Section 2.02 or elsewhere in this Supplemental Indenture, or in the Offered Notes, is intended to or shall limit execution by the Company or authentication or delivery by the Trustee of the Offered Notes under the circumstances contemplated in Section 3.07, 3.08, 4.03 and 11.04 of the Indenture.

SECTION 2.03                 Registered Notes; Global Form.

The Offered Notes shall be issuable and transferable in fully registered form, without coupons. The Offered Notes shall each be issued in the form of one or more permanent Global Notes subject to any requirements of the Indenture for the issuance of definitive Offered Notes in exchange therefor. The Depository for the Offered Notes shall be CDS Clearing and Depository Services Inc. Beneficial interests in the Global Notes evidencing the Offered Notes shall not be exchangeable for Offered Notes in definitive form except as provided in Section 2.04 of the Indenture.

7

SECTION 2.04                 Form and Terms of Offered Notes; Payment.

The Offered Notes shall be substantially in the form attached as Exhibit A hereto and shall have the terms specified therein.

SECTION 2.05                 Registrar and Paying Agent.

The Trustee shall initially serve as Note registrar and Paying Agent for the Offered Notes.

SECTION 2.06                 Applicability of Certain Indenture Provisions.

The provisions of Article Thirteen of the Indenture relating to defeasance and covenant defeasance shall be applicable to the Offered Notes and the provisions of Section 13.04 thereof shall, in addition to those sections of the Indenture specified in Section 13.04 thereof, apply with respect to the covenants specified in Sections 3.01, 3.02 and 3.03 of this Supplemental Indenture.

The provisions of Section 5.09 of the Indenture are hereby expressly made applicable to the covenants specified in Sections 3.01, 3.02 and 3.03 of this Supplemental Indenture.

SECTION 2.07                 Interest Act (Canada)

For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under this Supplemental Indenture or the Indenture, and the rates of interest stipulated in this Supplemental Indenture or the Indenture are intended to be nominal rates and not effective rates or yields.

SECTION 2.08                 Execution of Offered Notes.

Notwithstanding anything to the contrary in the Indenture (including Section 3.05 thereof), the Offered Notes shall be executed either manually or by facsimile or other electronic signature in the name and on behalf of the Company by its Chairman of the Board of Directors, its President, one of its Vice Presidents or its Treasurer and by its Secretary or one of its Assistant Secretaries and may (but need not) have its corporate seal reproduced thereon (which may be printed, engraved or otherwise reproduced thereon, by facsimile or otherwise). Only such Offered Notes as shall bear thereon a certificate of authentication substantially in the form hereinbefore recited, manually or by facsimile or other electronic signature executed by the Trustee, shall be entitled to the benefits of the Indenture and this Supplemental Indenture or be valid or become obligatory for any purpose. Such certificate by the Trustee upon any Offered Note executed by the Company shall be conclusive evidence that the Offered Note so authenticated has been duly authenticated and delivered hereunder and under the Indenture and that the Holder is entitled to the benefits hereof and thereof.

Article III
CERTAIN COVENANTS APPLICABLE TO THE OFFERED NOTES

SECTION 3.01                 Limitation on Secured Debt.

8

(a)        So long as the Offered Notes shall remain Outstanding, the Company will not at any time create, assume or guarantee, and will not cause or permit a Restricted Subsidiary to create, assume or guarantee any Secured Debt without making effective provision (and the Company covenants that in such case it will make or cause to be made effective provision) whereby the Offered Notes then Outstanding shall be secured by such Security Interest equally and ratably with any and all other obligations and indebtedness which shall be so secured; provided, however, that the foregoing covenants shall not be applicable to the following:

   (1)       (a)     any Security Interest on any property hereafter acquired or constructed by the Company or a Restricted Subsidiary (including any improvement on an existing property) to secure or provide for the payment of all or any part of the purchase price or construction cost of such property, including, but not limited to, any indebtedness incurred by the Company or a Restricted Subsidiary prior to, at the time of, or within 365 days after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of such property, which indebtedness is incurred for the purpose of financing or refinancing all or any part of the purchase price thereof or construction or improvements thereon; or (b) any Security Interest upon property existing at the time of acquisition thereof, whether or not assumed by the Company or such Restricted Subsidiary; or (c) any Security Interest existing on the property or on the outstanding shares of capital stock or other equity interests or indebtedness of a Person at the time such Person or an Affiliate of such Person shall become a Restricted Subsidiary (including any such Security Interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such transaction); or (d) a Security Interest on property or shares of capital stock or other equity interests or indebtedness of a Person existing at the time such Person or an Affiliate of such Person is merged into or consolidated or amalgamated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary (including any such Security Interest to secure or provide for the payment of all or any part of the purchase price of or consideration for any such merger, consolidation, amalgamation, lease or other acquisition), provided, however, that no such Security Interest shall extend to any other Principal Property of the Company or such Restricted Subsidiary prior to such acquisition or to the other Principal Property thereafter acquired other than additions or improvements to such acquired property;

   (2)       Security Interests in property of the Company or a Restricted Subsidiary in favour of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favour of Canada or any province thereof or any other country, or any department, agency or instrumentality or political subdivision of Canada or any province thereof or such other country (including, without limitation, Security Interests to secure indebtedness of the pollution control or industrial revenue bond type), in order to permit the Company or a Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of any of the foregoing, or to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Security Interests;

9

   (3)       any Security Interest existing at the date of original issuance of the Offered Notes;

   (4)       any Security Interest on any property or assets of any Restricted Subsidiary to secure indebtedness owing by it to the Company or to a Restricted Subsidiary;

   (5)       Mechanics’, materialmen’s, carriers’ or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

   (6)       any Security Interest arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

   (7)       Security Interests for taxes, assessments or governmental charges or levies not yet delinquent, or the Security Interests for taxes, assessments or government charges or levies already delinquent but the validity of which is being contested in good faith;

   (8)       Security Interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed;

   (9)       Landlords’ liens on fixtures located on premises leased by the Company or a Restricted Subsidiary in the ordinary course of business; or

   (10)       any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Security Interest permitted by subsection (a) of this Section 3.01.

(b)       Notwithstanding the provisions of subsection (a) of this Section 3.01, the Company and any one or more Restricted Subsidiaries may, in addition, without securing the Offered Notes, issue, assume or guarantee Secured Debt that would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries that would otherwise be subject to the foregoing restrictions (but not including Secured Debt permitted to be secured under subsection (a) above) and the aggregate value of the Sale and Leaseback Transactions (as defined in Section 3.02) in existence at such time (not including Sale and Leaseback Transactions the proceeds of which have been or will be applied in accordance with clause (b) of Section 3.02), does not exceed 10% of Consolidated Shareholders’ Equity, determined as of a date not more than 90 days prior thereto.

(c)       In the event that the Company shall hereafter secure the Offered Notes equally and ratably with any other obligation or indebtedness pursuant to the provisions of this Section 3.01, the Trustee is hereby authorized to enter into an indenture or agreement supplemental to the Indenture and this Supplemental Indenture and to take such action, if any, as it may deem advisable to enable it to enforce effectively the rights of the Holders of the Offered Notes so secured, equally and ratably with such other obligation or indebtedness.

10

SECTION 3.02                 Sale and Leaseback Transactions.

So long as the Offered Notes shall remain Outstanding, the Company will not, and will not permit any Restricted Subsidiary to, sell or transfer (except to the Company or one or more Restricted Subsidiaries, or both) any Principal Property owned by the Company or a Restricted Subsidiary and in full operation for more than 365 days, with the intention of taking back a lease on such property (except a lease for a term of no more than three years entered into with the intent that the use by the Company or such Restricted Subsidiary of such property will be discontinued on or before the expiration of such term) (herein referred to as a “Sale and Leaseback Transaction”) unless either (a) the Company or such Restricted Subsidiary would be permitted, pursuant to the provisions of Section 3.01, to incur Secured Debt equal in amount to the amount realized or to be realized upon such sale or transfer secured by a Security Interest on the Principal Property to be leased without equally and ratably securing the Offered Notes or (b) the Company or a Restricted Subsidiary shall apply an amount equal to the value of the Principal Property so leased to the retirement (other than any mandatory retirement), within 365 days of the effective date of any such arrangement, of indebtedness for money borrowed of the Company and its Restricted Subsidiaries (excluding indebtedness for money borrowed of Unrestricted Subsidiaries) as shown on the most recent consolidated balance sheet of the Company and which, in the case of such indebtedness for money borrowed of the Company, is not subordinated to the Offered Notes; provided, however, that in lieu of applying all or any part of such amount to such retirement, the Company may at its option (x) deliver to the Trustee Notes of any series issued under the Indenture (including the Offered Notes) theretofore purchased or otherwise acquired by the Company or (y) receive credit for Notes of any series issued under the Indenture (including the Offered Notes) theretofore redeemed at its option. If the Company shall so deliver Notes to the Trustee (or receive credit for Notes so delivered), the amount which the Company shall be required to apply to the retirement of indebtedness pursuant to this Section 3.02 shall be reduced by an amount equal to the aggregate principal amount of such Notes.

SECTION 3.03                 Restrictions on Transfer of Principal Property to Unrestricted Subsidiaries.

So long as the Offered Notes remain Outstanding, the Company will not itself, and will not cause or permit any Restricted Subsidiary to, transfer (whether by merger, consolidation, amalgamation or otherwise) Principal Property that has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made in excess of two percent of the Consolidated Net Tangible Assets of the Company and the Restricted Subsidiaries to any Unrestricted Subsidiary, unless it shall apply, within one year after the effective date of such transaction, or shall have committed within one year after such effective date to apply, an amount equal to the fair value of such Principal Property at the time of such transfer, as determined by the Board of Directors, (a) to the acquisition, construction, development or improvement of properties, facilities or equipment which are, or, upon, such acquisition, construction, development or improvement will be, a Principal Property or Properties or a part thereof, (b) to the redemption of Notes of any series in accordance with the provisions of Article Four of the Indenture, (c) to the repayment of indebtedness for borrowed money of the Company or of any Restricted Subsidiary (other than any such indebtedness owed to any Restricted Subsidiary or any subordinated indebtedness of the Company), or (d) in part to an acquisition, construction, development or improvement and in part to such redemption and/or repayment, in each case as set forth in clauses (a) through (c) above; provided that, in lieu of applying an amount equivalent to all or any part of such fair value to such redemption, the Company may, within one year after such transfer, deliver to the Trustee Notes (other than Notes made the basis of reduction in a mandatory sinking fund payment pursuant to Section 4.05 of the Indenture) for cancellation and thereby reduce the amount to be applied to the redemption of the Notes of that series pursuant to clause (b) above by an amount equivalent to the aggregate principal amount of the Notes so delivered. The fair value of any Principal Property for purposes of this Section 3.03 will be as determined by the Board of Directors.

11

SECTION 3.04                 Right to Require Repurchase Upon a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event with respect to the Offered Notes, unless the Company has exercised its right to redeem the Offered Notes in whole in accordance with the provisions of Article IV hereof by giving irrevocable notice to the Trustee in accordance with the Indenture, each Holder of Offered Notes will have the right to require the Company to purchase all or a portion of such Holder’s Offered Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of purchase (the “Change of Control Payment”).

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at the Company’s option, prior to any Change of Control but after the public announcement of the pending Change of Control, the Company shall send, by first class mail, a notice to each holder of Offered Notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, shall state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of Offered Notes electing to have Offered Notes purchased pursuant to a Change of Control Offer will be required to surrender their Offered Notes to the Paying Agent at the address specified in the notice, or transfer their Offered Notes to the Paying Agent by book-entry transfer pursuant to the applicable procedures of the Paying Agent, prior to the close of business on the third Business Day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

   (i)        accept or cause a third party to accept for payment all Offered Notes or portions of Offered Notes properly tendered pursuant to the Change of Control Offer;

   (ii)       at or prior to 10:00 a.m., city of Toronto time, deposit or cause a third party to deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Offered Notes or portions of Offered Notes properly tendered; and

12

   (iii)      deliver or cause to be delivered to the Trustee the Offered Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Offered Notes or portions of Offered Notes being repurchased.

The Company shall not be required to make a Change of Control Offer with respect to the Offered Notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by the Company and such third party purchases all the Offered Notes properly tendered and not withdrawn under its offer. In addition, the Company shall not repurchase any Offered Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the Change of Control Payment on the Change of Control Payment Date.

The Company must comply in all material respects with applicable Canadian securities legislation to the extent such legislation is applicable in connection with the repurchase of the Offered Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities legislation conflict with the Change of Control Offer provisions of the Offered Notes, the Company shall be required to comply with such securities legislation and shall not be deemed to have breached the Company’s obligations under the Change of Control Offer provisions of the Offered Notes by virtue of any such conflict.

Article IV
REDEMPTION

SECTION 4.01                 Applicability of Article Four of the Indenture.

The provisions of Article Four of the Indenture shall be applicable with respect to the Offered Notes.

SECTION 4.02                 Redemption at the Option of the Company.

The Company may redeem the Offered Notes, in whole or in part, at any time and from time to time, prior to the Par Call Date, at its option, at the Redemption Price equal to the greater of:

   (a)       100% of the principal amount of the Offered Notes being redeemed; and

   (b)       the applicable Canada Yield Price

plus, in each case, accrued and unpaid interest on the Offered Notes being redeemed to, but excluding, the Redemption Date.

On or after the Par Call Date, the Company may redeem the Offered Notes, in whole or in part, at any time and from time to time, at a Redemption Price equal to 100% of the principal amount of the Offered Notes being redeemed, plus accrued and unpaid interest on the Offered Notes being redeemed to, but excluding, the Redemption Date.

13

Unless the Company shall default in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Offered Notes or portions thereof called for redemption on such date.

SECTION 4.03                 Notice of Redemption.

The Company shall provide Holders of Offered Notes to be redeemed notice thereof by first-class mail at least 15 and not more than 45 days prior to the date fixed for redemption. If fewer than all the Offered Notes are to be redeemed, the Trustee shall select, not more than 45 days prior to the Redemption Date, the particular Offered Notes or portions thereof for redemption from the Notes Outstanding not previously called by such method as the Trustee deems fair and appropriate or in accordance with the procedures of the Depository.

SECTION 4.04                 Special Mandatory Redemption.

In the event that (a) the Veoneer Acquisition is not consummated on or prior to December 19, 2023 or such later date as the parties to the Equity Purchase Agreement (as defined below) may agree as the End Date thereunder (the “End Date”) or (b) the Equity Purchase Agreement is terminated (any such event being a “Special Mandatory Redemption Event”), the Company shall redeem all of the Offered Notes then outstanding (such redemption, the “Special Mandatory Redemption”) at a redemption price equal to 101% of the principal amount of the Offered Notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date (the “Special Mandatory Redemption Price”). Notwithstanding the foregoing provisions of this paragraph, installments of interest on the Offered Notes that are due and payable on any Interest Payment Date falling on or prior to the Special Mandatory Redemption Date will be payable on such Interest Payment Date to the Holders thereof as of the close of business on the relevant Regular Record Date according to the terms of the Offered Notes, the Indenture and the Supplemental Indenture.

The Company shall cause the notice of Special Mandatory Redemption to be mailed, with a copy to the Trustee, within five Business Days after the occurrence of a Special Mandatory Redemption Event, to each Holder of Offered Notes at its registered address. Such notice shall state, in addition to the other matters required by the Indenture and this Supplemental Indenture, that a Special Mandatory Redemption Event has occurred (and shall describe generally the nature of such event) and that all of the Offered Notes then outstanding will be redeemed on the Redemption Date set forth in such notice (which shall be a Business Day that is no earlier than three Business Days and no later than 30 days after the date such notice is given) (the “Special Mandatory Redemption Date”). Once notice of Special Mandatory Redemption is mailed, the Offered Notes will become due and payable on the Special Mandatory Redemption Date at the Special Redemption Price, plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date, and will be paid upon surrender thereof for redemption.

Any failure to pay the Special Mandatory Redemption Price of the Offered Notes on the Special Mandatory Redemption Date will constitute an Event of Default under the Indenture with respect to the Offered Notes.

14

Upon the consummation of the Veoneer Acquisition, the foregoing provisions regarding the Special Mandatory Redemption will cease to apply.

Article V
MISCELLANEOUS PROVISIONS

SECTION 5.01                 Ratification of Indenture.

Except as expressly modified or amended hereby, the Indenture continues in full force and effect and is in all respects confirmed and preserved and this Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

SECTION 5.02                 Governing Law.

This Supplemental Indenture and each Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SECTION 5.03                 Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by Electronic Means shall be effective as delivery of a manually executed counterpart hereof. Facsimile, documents executed, scanned and transmitted electronically and electronic signatures, including those created or transmitted through a software platform or application, shall be deemed original signatures for purposes of this Supplemental Indenture and all other related documents and all matters and agreements related thereto, with such facsimile, scanned and electronic signatures having the same legal effect as original signatures.  The parties agree that this Supplemental Indenture or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Supplemental Indenture or the other related documents hereto or thereto including, without limitation, addendums and amendments (“Executed Documentation”) may be accepted, executed or agreed to through the use of electronic signatures in accordance with applicable laws, rules and regulations in effect from time to time applicable to the effectiveness and enforceability of electronic signatures.  Any Executed Documentation accepted, executed or agreed to in conformity with such laws, rules and regulations will be binding on all parties hereto to the same extent as if it were physically executed and each party hereby consents to the use of any third-party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto. Further, the Trustee shall have the right to accept and act upon instructions with respect to the delivery of securities or the wire transfer of funds or other communications (“Instructions”) given pursuant to this Supplemented Indenture or any other Executed Documentation and delivered using Electronic Means; provided, however, that the Company shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Company, whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to review the incumbency certificate and to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Company understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that Instructions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Company shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Company and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such Instructions conflict or are inconsistent with a subsequent written Instruction. The Company agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Company; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures. The Company acknowledges and agrees that the Trustee shall have no liability for acting on or in connection with instructions or directions of the Company provided to the Trustee by the Company (or their representative participant with a global depository) using Electronic Means.

15

SECTION 5.04                 Sanctions.

The Company covenants and represents that: (i) neither it nor any of its Subsidiaries, or, to the knowledge of the Company, any of its other Affiliates, directors or officers are the target or subject of any sanctions enforced by the US Government (including OFAC), the Canadian Government, the United Nations Security Council, the European Union, HM Treasury, or other relevant sanctions authority (collectively “Sanctions”); and (ii) neither it nor any of its Subsidiaries, or, to the knowledge of the Company, any of its other Affiliates, directors or officers will use any funds received pursuant to this Supplemental Indenture or the Notes to: (a) to fund or facilitate any activities of or business with any person who, at the time of such funding or facilitation, is the subject or target of Sanctions, (b) to fund or facilitate any activities of or business with any country or territory that is the target or subject of Sanctions, or (c) in any other manner that will result in a violation of Sanctions by any Person.

SECTION 5.05                 Recitals.

The recitals contained herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

16

SECTION 5.06                 Waiver of Trial by Jury.

EACH OF THE PARTIES HERETO, AND EACH HOLDER AND BENEFICIAL OWNER, BY ACCEPTANCE OF THE NOTES OR A BENEFICIAL INTEREST THEREIN, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE OR THE NOTES.

[signature page follows]

17

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first written above.

MAGNA INTERNATIONAL INC.

By:	“Bassem A. Shakeel”
Name: Bassem A. Shakeel
Title: Vice-President and Corporate Secretary

By:	“Paul H. Brock”
Name: Paul H. Brock
Title: Vice-President and Treasurer

BNY TRUST COMPANY OF CANADA, as Trustee

By:	“Ismail Bawa”
Authorized Representative

[Signature Page to Second Supplemental Indenture]

Exhibit A to

Second Supplemental Indenture

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE REFERRED TO BELOW AND IS REGISTERED IN THE NAME OF CDS & CO. AS NOMINEE OF CDS CLEARING AND DEPOSITORY SERVICES INC. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MAGNA INTERNATIONAL INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE. THIS CERTIFICATE IS ISSUED PURSUANT TO A BOOK ENTRY ONLY SECURITIES SERVICES AGREEMENT BETWEEN THE ISSUER AND CDS, AS SUCH AGREEMENT MAY BE REPLACED OR AMENDED FROM TIME TO TIME.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [NOTE: THE ACTUAL DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF THE CLOSING OF THE OFFERING OF NOTES WILL BE INSERTED HERE].

MAGNA INTERNATIONAL INC.

4.95% Senior Note due 2031

PRINCIPAL AMOUNT
No. ●	$________________

ISIN NO. CA559222AW43

CUSIP NO. 559222AW4

MAGNA INTERNATIONAL INC., a corporation duly organized and existing under the laws of the Province of Ontario (herein referred to as the “Company” which term includes any successor entity under the Indenture herein referred to), for value received, hereby promises to pay to CDS & CO., or registered assigns, upon presentation, the principal sum of $________________ on January 31, 2031 (the “Stated Maturity Date”) and to pay interest thereon from ● or from the most recent Interest Payment Date to which interest has been paid or duly provided for, in equal semi-annual payments in arrears on January 31 and July 31 of each year (each, an “Interest Payment Date”), commencing ●, at the rate of 4.95% per annum, until the principal hereof is paid or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Holder in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the January 15 or July 15 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Holder in whose name this Note (or one or more Predecessor Note) is registered at the close of business on a special record date for the payment of such defaulted interest as set out in the Indenture. Interest will be computed on the basis of a 365 day year. The Company will pay, to the extent lawful, interest (including post-petition interest in any proceeding under any applicable federal or provincial bankruptcy, insolvency, reorganization or other similar law) on overdue principal and interest at the rate per annum borne by the Notes.

A-2

Payment of the principal of and interest on the Notes will be made at the Place of Payment, being the Corporate Office of the Trustee in the city of Toronto, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts. The Company, however, may pay principal and interest by cheque payable in such money. At the option of the Company, payment of interest may be made by cheque mailed to the address of the Person entitled thereto as such address shall appear in the Note Register; provided that, notwithstanding anything else contained herein, if the Notes are issued in the form of one or more Global Notes and is held in book-entry form through the facilities of the Depository, payments on the Notes will be made to the Depository or its nominee in accordance with the arrangements then in effect between the Trustee and the Depository.

In any case where any Interest Payment Date or the Stated Maturity Date or any earlier date of redemption or repurchase of the Notes shall not be a Business Day, then the related payment of interest or principal and premium, if any, need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or on the Stated Maturity Date or such earlier date of redemption or repurchase, and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Stated Maturity Date or such earlier date of redemption or repurchase, as the case may be, to such Business Day. For purposes of the Notes, the term “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in the city of Toronto.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the Certificate of Authentication hereon has been executed by the Trustee by manual signature of one of its authorized signatories, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

A-3

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by one of its duly authorized officers.

Dated:

MAGNA INTERNATIONAL INC.

By:
Name: Bassem A. Shakeel
Title: Vice-President and Corporate Secretary

By:
Name: Paul H. Brock
Title: Vice-President and Treasurer

TRUSTEE’S CERTIFICATE OF AUTHENTICATION:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Dated:

BNY TRUST COMPANY OF CANADA, as Trustee

By:
Authorized Representative

A-4

[Reverse of Note]

MAGNA INTERNATIONAL INC.

This Note is one of a duly authorized issue of Notes of the Company designated as its “4.95% Senior Notes due 2031” (herein called the “Notes”), initially limited in aggregate principal amount to $● issued under an Indenture dated as of December 31, 2015, as amended and supplemented by the Second Supplemental Indenture thereto dated as of March 10, 2023 (as so amended and supplemented, and as hereafter amended and supplemented from time to time, the “Indenture”), between the Company and BNY Trust Company of Canada, as trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture with respect to the series of which this Note is a part), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. To the extent that any provision of this Note conflicts with the express provisions of the Indenture, the provisions of this Note will govern and be controlling (to the extent permitted by law). All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Notes will be redeemable at any time, at the option of the Company, in whole or from time to time in part, upon not less than 15 nor more than 45 days’ prior written notice, on any date prior to the Stated Maturity Date at a Redemption Price, calculated in accordance with the terms of the Indenture, which includes accrued interest thereon, if any, to, but not including, the Redemption Date. In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee by such methods, as the Trustee shall deem fair and appropriate. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion hereof will be issued in the name of the Holder hereof upon cancellation of this Note.

In addition, the Company shall redeem all of the Notes then outstanding upon the occurrence of a Special Mandatory Redemption Event, in accordance with the terms of the Indenture.

Upon the occurrence of a Change of Control Triggering Event with respect to the Notes, unless the Company has exercised its right to redeem the Notes, each Holder of Notes will have the right to require the Company to purchase all or a portion of such Holder’s Notes pursuant to a Change of Control Offer, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as provided therein, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes of any series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the Outstanding Notes of such series. The Indenture also contains provisions permitting the Holders of not less than a majority of the aggregate principal amount of the Outstanding Notes of any series, on behalf of the Holders of all such securities of that series, to waive compliance by the Company with certain provisions of the Indenture and to waive certain past defaults under the Indenture with respect to such series and their consequences. Any such consent or waiver by the Holders of the Notes shall be conclusive and binding upon such Holders and upon all future Holders of the Notes, whether or not notation of such consent or waiver is made upon the Notes.

A-5

No sinking fund will be established with respect to the Notes and the Notes shall not be subject to any sinking fund payments.

The Indenture contains provisions for defeasance of (i) the entire indebtedness of the Company in respect of the Notes and (ii) certain restrictive covenants and the related Events of Default, subject to compliance by the Company with certain conditions set forth in the Indenture.

No reference herein to the Indenture and no provision of the Notes or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on the Notes at the times, places and rate, and in the coin or currency, herein prescribed.

The Notes are issuable only in registered form without coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The registered Holder of this Note may be treated as its owner for all purposes.

No recourse shall be had for the payment of the principal of or premium, if any, or the interest on the Notes, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any past, present or future stockholder, employee, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

The Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

A-6

ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto
______________________________________________________________________________
(Please Print or Type Name and Address Including Postal Code of Assignee)

the within Note of Magna International Inc. and hereby does irrevocably constitute and appoint _____________________________________ Attorney to transfer said security on the books of the within-named Company with full power of substitution in the premises.

Dated: _______________

A-7